

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

<u>Via U.S. Mail and Facsimile</u>

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re: mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 19, 2009**
> **File No. 000-30202**

Dear Mr. Smiley:

We have completed our limited review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Gabriel Eckstein at (202) 551-3286.

Sincerely,

Amanda Ravitz
Assistant Director